

Mail Stop 7010

June 12, 2009

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328

> **Re: Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 14A Filed April 3, 2009**
> **File No. 1-9608**

Dear Mr. Robinson:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

2008 Grants of Plan-Based Awards, page 36

1.   We note your statement on page 19 that performance below the target generally results in a lower bonus payment for that goal if a minimum threshold is met, or no payment if it is not. Therefore, we do not understand your June 3 response to prior comment 3 that the amount payable if a minimum threshold is attained would be $0. It appears to us that if a minimum threshold is met, then some level of bonus would be paid but no payment would be made if the minimum threshold

was not achieved. Supplementally, please clarify this point. Please refer to Instruction 2 to Item 402(d) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Bret Johnson at (202) 551-3753 or Jeanne Baker at (202) 551-3691 if you have questions on financial statement or related issues, or Jessica Kane at (202) 551-3235 or Craig Slivka at (202) 551-3729 if you have any other questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief